# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SYNAPTICS Inc, CIK 0000817720
CUSIP: 87157D109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1109 MCKAY DRIVE, SAN JOSE, California (CA), 95131-1706
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-001383
Filed by CIK 0000940594

## Reporting persons
- ORBIS INVESTMENT MANAGEMENT LTD: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 2,234,087; shared voting power 0; sole dispositive power 2,234,087; shared dispositive power 0; aggregate amount beneficially owned 2,234,087 (5.6% of the class)
- Orbis Investment Management (U.S.), L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 40,902; shared voting power 0; sole dispositive power 40,902; shared dispositive power 0; aggregate amount beneficially owned 40,902 (0.1% of the class)

## Item 1. Issuer
Name of issuer: SYNAPTICS Inc
Address of issuer's principal executive offices:
1109 MCKAY DRIVE
SAN JOSE, CALIFORNIA
95131-1706

## Item 2. Person Filing
Name of person filing:
ORBIS INVESTMENT MANAGEMENT LTD

Orbis Investment Management (U.S.), L.P.
Address of principal business office or, if none, residence:
Orbis Investment Management Limited
25 Front Street
Hamilton HM11, Bermuda

Orbis Investment Management (U.S.), L.P.
One Letterman Drive, Building C, Suite CM-100, The Presidio of San Francisco
San Francisco, CA, 94129-1492, USA
Citizenship:
ORBIS INVESTMENT MANAGEMENT LTD - BERMUDA

Orbis Investment Management (U.S.), L.P. - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Equivalent to IA (Orbis Investment Management Limited).

## Item 4. Ownership
Amount beneficially owned: 2,274,989
Percent of class: 5.7
Sole power to vote or to direct the vote:
ORBIS INVESTMENT MANAGEMENT LTD - 2,234,087

Orbis Investment Management (U.S.), L.P. - 40,902
Shared power to vote or to direct the vote:
ORBIS INVESTMENT MANAGEMENT LTD - 0

Orbis Investment Management (U.S.), L.P. - 0
Sole power to dispose or to direct the disposition:
ORBIS INVESTMENT MANAGEMENT LTD - 2,234,087

Orbis Investment Management (U.S.), L.P. - 40,902
Shared power to dispose or to direct the disposition:
ORBIS INVESTMENT MANAGEMENT LTD - 0

Orbis Investment Management (U.S.), L.P. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Other persons have the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by Orbis Investment Management Limited.

Another person has the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by Orbis Investment Management (U.S.), L.P..

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Information with respect to each of Orbis Investment Management Limited and Orbis Investment Management (U.S.), L.P. (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. Orbis Investment Management Limited is classified as a Non-U.S. Institution (FI) that is equivalent to an Investment Adviser (IA). Orbis Investment Management (U.S.), L.P. is classified as an Investment Adviser (IA). Notwithstanding that the Reporting Persons are making this filing together, none of the Reporting Persons represents that it is a member of a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of any shares beneficially owned by any other Reporting Person as specified in Item 4(a).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Orbis Investment Management Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- ORBIS INVESTMENT MANAGEMENT LTD: Matt Gaarder, Attorney-in-Fact (02/14/2025)
- Orbis Investment Management (U.S.), L.P.: Matt Gaarder, Secretary (02/14/2025)